Exhibit 99.1

Almonty Commences Legal Proceedings Against
Pure Tungsten Inc. Resulting from False and Misleading Statements

TORONTO – October 28, 2025 – Almonty Industries Inc. (“Almonty” or the “Company”) (NASDAQ: ALM) (TSX: AII) (ASX: AII) (Frankfurt: ALI1), a leading global producer of tungsten concentrate, today announced that it has entered into a binding share purchase transaction involving U.S. Tungsten Inc., a United States (“U.S.”) based privately-owned minerals explorer, to acquire the exclusive right to explore, develop and mine certain unpatented tungsten mining claims located in Beaverhead County, Montana in the United States (the “Gentung Browns Lake Tungsten Project”) for aggregate consideration of US$9,750,000.

The Gentung Browns Lake Tungsten Project is among the most advanced undeveloped tungsten assets in the U.S. and is positioned for near-term production as early as the second half of 2026. This is attributed to the fact that the current owners have conducted significant work over the years to prepare the site for production. The project is located in a historic U.S. tungsten district that once supplied the U.S. national strategic stockpile and offers existing road access and infrastructure, supporting a relatively expeditious path to initial production.

As consideration for the Gentung Browns Lake Tungsten Project, Almonty has agreed to pay US$750,000 in cash and issue US$9 million of its common shares issued at a price per common share determined on the day of signing and converted into U.S. dollars at the noon rate published by the Bank of Canada on the business day immediately preceding the date of the agreement (the “Consideration Shares”). The Consideration Shares are subject to restrictions under applicable securities laws in addition to a one-year contractual lock-up from the date of closing. The closing of the transaction is subject to customary conditions for a transaction of this nature, including the receipt of applicable stock exchange approval.

In a separate transaction, Almonty also announced today that, pursuant to a share purchase agreement, it has agreed to acquire the shares of a privately held Montana corporation holding a number of assets including, but not limited to, a plant permit, water rights and tungsten mining equipment for use in the processing of tungsten from the Gentung Browns Lake Tungsten Project for US$250,000 in cash. The closing of the transaction contemplated by the share purchase agreement is conditional on the acquisition of the Gentung Browns Lake Tungsten Project. Both transactions are expected to close on or about October 31, 2025.

Lewis Black, Chairman and CEO of Almonty Industries, commented, “The Gentung Browns Lake Project is one of few advanced tungsten projects in the U.S. that is able to move into production quickly. With this acquisition, we are able to import Almonty’s proprietary tungsten processing and mining technologies and further expand our global footprint and resource base into the U.S. market, strengthening our position as the world’s leading non-Chinese supplier of tungsten concentrate. As defense and manufacturing demand grow, supporting a healthy tungsten pricing environment, we are increasingly well positioned to meet the tungsten needs of the United States and its allies.”

The Consideration Shares will be issued and sold in a transaction not involving a public offering and have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or applicable state securities laws, and will not be offered and sold in reliance on Section 4(a)(2) of the Securities Act. The securities when issued may not be reoffered or resold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and other applicable securities laws. This press release shall not constitute an offer to sell or a solicitation of an offer to buy any common shares in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About Almonty

Almonty (NASDAQ: ALM) (TSX: AII) (ASX: AII) (Frankfurt: ALI1) is a leading supplier of conflict free tungsten – a strategic metal critical to the defense and advanced technology sectors. As geopolitical tensions heighten, tungsten has become essential for armor, munitions, and electronics manufacturing. Almonty’s flagship Sangdong Mine in South Korea, historically one of the world’s largest and highest-grade tungsten deposits, is expected to supply over 80% of global non-China tungsten production upon reaching full capacity, directly addressing critical supply vulnerabilities highlighted by recent U.S. defense procurement bans and export restrictions by China. With established operations in Portugal and additional projects in Spain, Almonty is strategically aligned to meet rapidly rising demand from Western allies committed to supply-chain security and defense readiness. To learn more, please visit https://almonty.com.

Company Contact

Lewis Black

Chairman, President & CEO

(647) 438-9766

info@almonty.com

Investor Relations Contact

Lucas A. Zimmerman

Managing Director MZ Group - MZ North America

(949) 259-4987

ALM@mzgroup.us

www.mzgroup.us

Legal Notice

The release, publication, or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published, or distributed should inform themselves about and observe such restrictions.

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws.

All statements, other than statements of present or historical facts, are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and assumptions and accordingly, actual results could differ materially from those expressed or implied in such statements. You are hence cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are typically identified by words such as “plan”, “development”, “growth”, “continued”, “intentions”, “expectations”, “emerging”, “evolving”, “strategy”, “opportunities”, “anticipated”, “trends”, “potential”, “outlook”, “ability”, “additional”, “on track”, “prospects”, “viability”, “estimated”, “reaches”, “enhancing”, “strengthen”, “target”, “believes”, “next steps” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this news release include, but are not limited to, statements concerning the successful closing of the contemplated transactions and the production and timing of tungsten, if any, from the Gentung Browns Lake Tungsten Project.

Forward-looking statements are based upon certain assumptions and other important factors that, if untrue, could cause actual results to be materially different from future results expressed or implied by such statements. There can be no assurance that forward-looking statements will prove to be accurate. Key assumptions upon which the Company’s forward-looking information is based include, without limitation, statements concerning the successful closing of the contemplated transactions and the production and timing of tungsten, if any, from the Gentung Browns Lake Tungsten Project.

Forward-looking statements are also subject to risks and uncertainties facing the Company’s business, including, without limitation, the risks identified in the Company’s annual information form dated March 20, 2025 and the Management Discussion and Analysis for the three and six months ended June 30, 2025.

Although Almonty has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that could cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Almonty. There can be no assurances regarding if or when the transactions will close and the production and timing of tungsten, if any, from the Gentung Browns Lake Tungsten Project. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.

Investors are cautioned against attributing undue certainty to forward-looking statements. Almonty cautions that the foregoing list of material factors is not exhaustive. When relying on Almonty’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Almonty has also assumed that material factors will not cause any forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF ALMONTY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD- LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE ALMONTY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.